EXHIBIT 99.1

 Re:  Update Regarding Bezeq’s General Meeting

Ramat Gan, Israel – April 8, 2019 – B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

As reported on March 28, 2019, Bezeq, the Israel Telecommunication Corp. Ltd. ("Bezeq") has recently announced that was it was convening a general meeting of Bezeq’s shareholders (the “Meeting”), the agenda of which originally included a proposed increase to Bezeq’s registered share capital.

We reported on April 3, 2019 that the Company submitted a written request to Bezeq regarding this proposal.

Bezeq today reported that Bezeq’s Board of Directors decided, in light of the discussions with its shareholders, that the matter of increasing the registered share capital will be removed from the agenda of the Meeting. Bezeq said it would publish an amendment to its proxy statement in the near future.

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile. In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.